UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street

151 24, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. dated January 5, 2017: DryShips Announces Strategic Expansion into the Gas Carrier Market

The information contained in this report on Form 6-K, other than the statements attributed to Mr. George Economou, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-202821) that was filed with the Securities and Exchange Commission and became effective on May 7, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: January 6, 2017	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS ANNOUNCES STRATEGIC EXPANSION INTO THE GAS CARRIER MARKET

January 5, 2017, Athens, Greece — DryShips Inc. (NASDAQ:DRYS) (the “Company”), an international owner of drybulk carriers and offshore support vessels, announced today that, it has agreed to enter into a “zero cost” Option Agreement (“LPG Option Agreement”) with companies controlled by its Chairman and Chief Executive Officer, Mr. George Economou, to purchase up to four high specifications Very Large Gas Carriers (“VLGC(s)”) capable of carrying  liquefied petroleum gas (“LPG”) that are currently under construction at Hyundai Heavy Industries (“HHI”) .  Each of the four VLGCs are going to be employed on long term charters to major oil companies and oil traders.

Under the terms of the LPG Option Agreement, the Company will have three months to exercise four separate options to purchase up to the four VLGCs at a price of $83.5 million per vessel. If the Company exercises all four of its options, the total purchase price of the VLGC fleet will be $334.0 million. The transaction has been approved by the independent directors of the Company based on third party broker valuations. The Company intends to finance any acquisition of the vessels by using cash on hand, its undrawn liquidity under the previously announced new Sifnos revolver and proceeds from its previously announced issuer managed equity transaction.

If acquired, the vessels will be managed by TMS Cardiff Gas, a company controlled by our Chairman and Chief Executive Officer, Mr. George Economou, on the same terms as the previously announced new TMS agreements. TMS Cardiff Gas has a strong track record in managing gas carriers including LNG vessels and is approved by all major oil and gas customers.

The table below summarizes the main details of the proposed transaction:

Vessels	Scheduled Delivery	Purchase Price	Option Declaration Deadline	Employment	Total Backlog (incl. optional periods)
1	June 2017	$83.5 million	April 4, 2017	5 years TC(1) plus 1+1+1 years in CHOPT(2)	Abt. $390 million
2	September 2017	$83.5 million	April 4, 2017	5 years TC(1) plus 1+1+1 years in CHOPT(2)
3	October 2017	$83.5 million	April 4, 2017	10 years TC(1)
4	December 2017	$83.5 million	April 4, 2017	10 years TC(1)

       (1) TC stands for time charter.

(2) CHOPT stands for Charterers Option

Mr. George Economou, Chairman and Chief Executive Officer commented:

“We are very pleased to have concluded a deal that allows us great flexibility in immediately deploying our available liquidity. We believe in the long-term prospects of the gas carrier market. Having the option to acquire a fleet of four sister ships of very high specifications, ready for delivery in the near term and  chartered to major industry players, provides us with a unique opportunity to enter this new segment in a solid footing that can be a stepping stone for further expansion . If the Company elects to exercise any of its options, each acquisition will be highly accretive to the Company’s earnings and will provide visible and stable cash flow at above market rates.”

       About DryShips Inc.

The Company is an owner of drybulk carriers and offshore support vessels that operate worldwide.  The Company owns a fleet of 13 Panamax drybulk carriers with a combined deadweight tonnage of approximately 1.0 million tons, and 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

The Company’s common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.”

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect the Company’s current views with respect to future events, including the LPG Option Agreement transaction, the issuer managed equity transaction, and the Company’s financial performance and may include statements concerning plans, objectives, goals, strategies and other statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to consummating the LPG Option Agreement transaction, factors related to consummating the issuer managed equity transaction, the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com